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August 2, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Jorge Bonilla Wilson Lee Austin Appleby James Lopez

Re:	Emerging Markets Horizon Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on June 28, 2021 CIK No. 0001865533

Ladies and Gentlemen:

On behalf of our client, Emerging Markets Horizon Corp. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 26, 2021 (the “Comment Letter”) relating to Amendment No. 1 to the draft registration statement on Form S-1 of the Company, confidentially submitted on June 28, 2021 (the “Revised Draft Registration Statement”). The Company is concurrently filing a registration statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments and to provide further updates to the disclosure.

We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter, together with the Company’s response. Page references in the Company’s responses are to the Registration Statement.

Form DRS/A filed June 28, 2021

Capitalization, page 83

1.
We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 21,951,835 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 25,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: We respectfully advise the Staff that our amended and restated memorandum and articles of association will provide limitations on redemptions such that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.   In addition, our sponsor, executive officers, directors and director nominees will have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of this offering, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of taxes paid or payable), divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If the optional redemption right in connection with such an amendment is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or director nominee, or any other person.  As a result, we respectfully believe that only 21,951,835 Class A ordinary shares are subject to possible redemption and therefore required to be presented as mezzanine equity.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

2.	Please advise your independent auditors to indicate the date of their audit report as required by Rule 2-02 (a) (1) of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 903 9014 or at jeffrey.cohen@linklaters.com with any questions or comments regarding this correspondence.

Sincerely,

/s/Jeffrey Cohen

Jeffrey Cohen

Via EDGAR

cc:	Matthew S. Poulter, Esq. (Linklaters LLP) Riccardo Orcel (Emerging Markets Horizon Corp.)
David I. Gottlieb, Esq. (Cleary Gottlieb Steen & Hamilton LLP)